UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42269

Galaxy Payroll Group Limited

25th Floor, Ovest

77 Wing Lok Street

Sheung Wan, Hong Kong

+852 3105 2611

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This current report on Form 6-K is being filed to disclose that Galaxy Payroll Group Limited (the “Company”) is relying on the home country rule exemption to enact certain Corporate Actions (as described below) without delivering notice of a formal shareholder meeting or proxy statement or holding a Meeting of the shareholders authorizing the Corporate Actions.

As a company incorporated in the British Virgin Islands that is listed on Nasdaq Capital Market (“Nasdaq”), the Company is subject to the Nasdaq corporate governance listing standards. Under Nasdaq rules, a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3), a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, including Rule 5635(d) and 5640.

Ogier, the counsel to the Company as to the laws of British Virgin Islands, has provided a letter of confirmation, as required by the Nasdaq Stock Market, confirming that the governance practices adopted by the Company, in lieu of those Nasdaq corporate governance requirements where it is electing to follow local country laws and regulations (as referenced above), are compliant with the provisions of the laws of the British Virgin Islands and its amended and restated memorandum and articles of association in connection with authorizing the Corporate Actions by written resolutions of the Board and shareholders without delivering notice of a formal shareholder meeting or proxy statement or holding a Meeting of the shareholders authorizing the Corporation Actions.

A copy of the home country rule exemption letter from the Company’s legal counsel is attached hereto as Exhibit 99.1.

Approval of Certain Corporate Actions

Pursuant to and in accordance with the provisions of British Virgin Islands laws and the then effective memorandum and articles of association of Galaxy Payroll Group Limited (the “Company”), the Board of Directors of the Company approved certain corporate actions (the “Corporate Actions”) as described herein at a meeting of the Board of Directors (the “Meeting”). The majority shareholders of the Company (the “Majority Shareholders”) further approved the Corporate Actions by written resolution of the shareholders on March 19, 2025.

At the close of business on March 19, 2025, the record date for the determination of shareholders entitled to vote on the Corporate Actions, there were 18,012,500 ordinary shares outstanding, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company. The Majority Shareholders approved the Corporate Actions, representing 59.51% of the total outstanding shares of the Company).

Pursuant to the Board and shareholder resolutions, the Company adopted the following resolutions regarding the Corporate Actions:

1 The re-designation and re-classification of its ordinary shares into two classes each with a par value of US$0.000625 (issued and unissued) (the “Ordinary Shares”) that (a) all the issued 18,012,500 Ordinary Shares be and are re-designated into 14,412,500 Class A ordinary shares each with a par value of US$0.000625 with one (1) vote per share but with all rights and restrictions remaining identical to the Ordinary Shares (the “Class A Ordinary Shares”) on a one-for-one basis and 3,600,000 Class B ordinary shares each with a par value of US$0.000625 with fifty (50) votes per share but with all rights and restrictions remaining identical to the Ordinary Shares (the “Class B Ordinary Shares”) on a one-for-one basis, (b) the remaining authorized but unissued Ordinary Shares be and are re-designated into (i) an unlimited number of Class A Ordinary Shares and (ii) an unlimited number of Class B Ordinary Shares on a one-for-one basis and (c) such that the Company will be authorized to issue an unlimited number of shares each with a par value of US$0.000625 divided into (i) an unlimited number of Class A Ordinary Shares and (ii) an unlimited number of Class B Ordinary Shares (the “Redesignation”);

2. Concurrently with the Re-designation, the Company and the Majority Shareholders approved certain amendments to the Company’s then effective memorandum and articles of association, including (a) amending Clause 6.2 of the memorandum of association of the Company to reflect the changes set forth in the Redesignation, and (b) adopting a set of amended and restated memorandum and articles of association of the Company (the “Amended and Restated M&A”) in substitution for the Company’s then effective memorandum and articles of association to reflect the Redesignation and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares;

The Redesignation and the Amended and Restated M&A took effect on March 19, 2025, when the necessary filings were completed with the Registry of Corporate Affairs of the British Virgin Islands.

EXHIBIT INDEX

3.1	Amended and Restated Memorandum and Articles of Association filed on March 19, 2025
99.1	Home Country Rule Exemption Letter Dated February 26, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galaxy Payroll Group Limited

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

Date: March 24, 2025

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